Nedcor Ltd

~~Nedbank Group Limited~~ 06012379

(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06
JSE Share Code: NED ISIN Code: ZAE000004875
("Nedbank Group" or "the Company")

RESULTS OF THE CAPITALISATION AWARD

The announcement of the Company's results for the year ended 31 December 2005 was released on the Securities Exchange News Service ("SENS") on Monday, 20 February 2006 wherein notice was given that an award of new fully paid Nedbank Group ordinary shares ("the new shares") would be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 31 March 2006 ("the record date").

In terms of the announcement, shareholders would be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they would receive the cash dividend alternative (185 cents per ordinary share that would be paid to those shareholders **not** electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation share award or the cash dividend alternative was Friday, 24 March 2006.

The number of the new shares to which shareholders wishing to participate in the capitalisation award would become entitled was determined in the ratio that 185 cents per Nedbank Group ordinary share bears to 11 597 cents, being the 30 day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on Wednesday, 15 March 2006.

This equated to 1,5952 new shares for every 100 Nedbank Group ordinary shares held on the record date. Fractions of shares were not to be issued.

Nedbank Group ordinary shareholders holding 163 837 867 Nedbank Group ordinary shares elected to receive the capitalisation share award, resulting in the issue of 2 613 569 new shares. Accordingly, a cash dividend of R517 898 013.20 was paid in respect of 279 944 872 Nedbank Group ordinary shares..

Dividend cheques and share certificates in respect of the new shares were posted to certificated shareholders at their risk and the Central Securities Depository Participant or broker custody accounts of dematerialised shareholders were credited today.

Johannesburg
3 April 2006

Investment bank, corporate advisor and sponsor
Nedbank Capital

Independent lead sponsor
Merrill Lynch

Corporate law advisors
Edward Nathan

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